DLA Piper Rudnick Gray Cary US LLP
One International Place
Boston, MA 02110
T 617.406.6000
F 617.406.6100
W www.dlapiper.com

Paul M. McDermott
paul.mcdermott@dlapiper.com
T 617.406.6054 F 617.406.6154
February 13, 2006
Daniel Lee, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561CF/AD3
Washington, D.C. 20549

Re:	Visicu, Inc.
Registration Statement on Form S-1
Amendment No. 1 filed January 19, 2006
SEC File No. 333-129989

Dear Mr. Lee:
               This letter is submitted on behalf of Visicu, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed January 19, 2006 (File No. 333-129989) (“Amendment No. 1”), as set forth in the comment letter from Assistant Director Barbara Jacobs to Frank T. Sample dated February 3, 2006 (the “February 3 Comment Letter”). The Registration Statement on Form S-1 filed November 29, 2005 as amended by Amendment No. 1 is herein referred to as the “Amended Registration Statement.” For reference purposes, the text of the February 3 Comment Letter has been reproduced herein (in bold) with responses below each numbered comment.
               As we have reviewed with you, the Company is not planning to file an amendment to the Registration Statement at this time. However, we have enclosed with this letter excerpted pages from the Amended Registration Statement showing, in both “clean” and “redlined” versions, the changes that the Company expects to make to the Amended Registration Statement in light of or based upon the responses set forth herein. As we have discussed, the Company anticipates filing its next amendment to the Registration Statement following resolution of comments 9 through 13 in the February 3 Comment Letter, which pertain to stock based compensation and the valuation of the Company’s common stock. The Company currently expects that its next amendment will include audited year-end 2005 financial statements, related disclosures in Management’s Discussion and Analysis of Financial Condition and

Results of Operation (“MD&A”), the price range and various additional changes, including, but not limited to, the changes addressed in this letter.
Amendment No. 1 to Registration Statement on Form S-1
Prospectus Summary
Critical Care Medicine Study, page 3
1.	Staff Comment: Please clarify whether Sentara Healthcare provided the remaining support for the study or whether other parties other than you also funded the study.
Company Response: In response to the Staff’s comment, the Company has revised the discussion of the Critical Care Medicine study on page 3 of the Prospectus.
Use of Proceeds, page 23
2.	Staff Comment: Please elaborate on your expectations to use portions of the proceeds to increase sales and marketing efforts and to enhance your product offerings. Please provide additional detail as to the focus for your planned increase in sales and marketing efforts and the research and development initiatives you plan to pursue.
Company Response: In response to the Staff’s comment, the Company has revised its Use of Proceeds disclosure on page 23 of the Prospectus.
Dividend, page 23
3.	Staff Comment: Please provide disclosure in your prospectus with respect to the reason for and timing of the special cash dividend.
Company Response: In response to the Staff’s comment, the Company has revised its disclosure regarding the special cash dividend on page 23 of the Prospectus.
4.	Staff Comment: We note your response to comment. 4 of our letter dated December 23, 2005. Your cover letter dated January 19, 2006 accompanying the supplemental information you have submitted notes that a study by the Clinical Advisory Board is only available to members of the Clinical Advisory Board. We further note that your discussion regarding the increasing number, acuity and costs of ICU patients specifically cites the study as a source for the data you have presented in the discussion. As the study is not publicly available without cost or at a nominal expense, it appears that the consent of the Clinical Advisory Board to the use of their information in the prospectus and to the reference to them should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.
Company Response: In response to the Staff’s comment, the Company advises that the Advisory Board has given the Company preliminary indications that it will agree to provide the requested consent. The Company is working diligently with the Advisory Board to that end. If the Company is unable to obtain the Advisory Board’s consent, the Company expects that it will either provide to the Staff alternative supporting materials that are publicly available without cost or at a nominal expense (and make appropriate changes in the disclosure to reflect the change in the source(s) for the statements) or adopt the statements as its own.
5.	Staff Comment: In our review of the supplemental materials you have provided that support certain third-party statements in your prospectus, we were unable to locate the support for your statement that “a shortage of intensivists in the United States has prevented hospitals from providing additional intensivist oversight in the ICU” and that “only 10% to 20% of hospitals currently have the dedicated intensivists on staff needed to meet the Leapfrog Group’s ICU physician staffing criteria.” Please advise where we may locate the statement in the supplemental materials you have provided or otherwise provide us such supporting documents.
Company Response: In response to the Staff’s comment, the Company submits that the referenced statement regarding the shortage of intensivists is a conclusion that appropriately follows from the data that the Company cites in the Prospectus and which are supported by the studies, reports and other materials supplementally supplied in a binder delivered to the Staff along with the Company’s first comment response letter dated January 19, 2006 (the “Supplemental Materials Binder”). Specifically, as the Prospectus states on page 43, there are only approximately 6,000 board certified intensivists in the United States, which according to the Company’s estimate is one-quarter of the number needed to cover all ICU beds in the country (please see the explanation found at Tab 2 of the Supplemental Materials Binder). In addition, studies have shown that a significant increase in intensivist-directed ICU care could result in as much as a 30% reduction in hospital mortality, or an estimated 54,000 lives annually (please see the materials found at Tab 1 of the Supplemental Materials Binder).
With regard to the statement that “only 10% to 20% of hospitals currently have the dedicated intensivists on staff needed to meet the Leapfrog Group’s ICU physician staffing criteria,” we direct the Staff’s attention to page 2 of the Leapfrog Group’s “ICU Physician Staffing Fact Sheet,” which is found at Tab 16 (first page) of the Supplemental Materials Binder. The ICU Physician Staffing Fact Sheet states that “[i]t is estimated that today only 10% of ICUs in the U.S. would meet Leapfrog’s IPS [ICU Physician Staffing] Standard.” However, the Company decided to provide more conservative disclosure (i.e., the 10% to 20% range), because certain other Leapfrog Group materials had noted survey results suggesting that 21.4% of hospitals satisfied the ICU physician staffing criteria (please see page 34 from the paper entitled “The Leapfrog Group’s Patient Safety Practices, 2003: The Potential Benefits of Universal Adoption,” a copy of which attached as Attachment A to this letter). In drafting its disclosure, the Company attached less weight to this 21.4% figure, however, because the same Leapfrog Group materials also noted that a 21% figure “is likely an overestimate given that hospitals with IPS already in place are more likely to respond to the Leapfrog’s survey” (see Attachment A, page 34). Nevertheless, as noted above, the Company determined that disclosure referencing a “10% to 20%” range was appropriate and supportable.
6.	Staff Comment: We note your revised disclosure and response to comment 7 of our letter dated December 23, 2005. We, however, note in your disclosure on page 51 that Sutter Health and Advocate Health Care represented greater than 10 percent of your revenue in each of the periods disclosed. For the year ended December 31, 2004, Sutter Health and Advocate Health Care represented 20 percent and 23 percent, respectively, of your revenue. It would appear that Sutter Health and Advocate Health Care are significant customers. Please advise us of their share of your revenue for the year ended

December 31, 2005 as well as of your revenue backlog. Upon receipt of this information, we may have additional comments.
Company Response: In response to the Staff’s comment, the Company advises that, as a result of the growth in the Company’s customer base, Sutter Health and Advocate Health Care represented 13% and 12%, respectively, of the Company’s revenue for the year ended December 31, 2005, a decrease from the 20% and 23% share of 2004 revenue that they respectively represented. The Company notes that Sutter Health’s and Advocate Health Care’s share of total revenue will further decrease in 2006 as the Company has additional activations.
As the Company discussed in its first comment response letter dated January 19, 2006 (the “January 19 Response Letter”), a customer’s share of past or current revenue is not the most appropriate metric for assessing the significance of that customer to the Company’s business at any point in time or on a going forward basis. Instead, the Company submits that a customer’s share of revenue backlog is a more meaningful metric to assess the significance of any customer to the Company. As explained in the Prospectus and the Company’s response to comment 7 in the January 19 Response Letter, revenue backlog is determined by totaling the minimum fees payable over the term of each customer’s post contract support (“PCS”) agreement and subtracting revenues already recognized as of the date of determination. The Company advises that total revenue backlog as of December 31, 2005 is approximately $70.2 million.
Advocate Health Care illustrates how a customer’s revenue share does not accurately convey the significance of the customer on a going forward basis. While, as mentioned above, Advocate Health Care accounted for 13% of the Company’s 2005 revenue, the revenue attributable to Advocate Health Care expected to be recognized over the remaining term of its PCS agreement represents only approximately 2% of the Company’s revenue backlog as of December 31, 2005. The Company notes that Advocate Health Care’s share of revenue backlog will decrease in 2006 as the Company has additional activations. In light of the small and diminishing share of revenue that Advocate Health Care is expected to contribute to the Company on a going forward basis, the Company submits that Advocate Health Care cannot be considered a significant customer.
Sutter Health has two eICU Centers with separate PCS agreements. The revenue attributable to Sutter Health expected to be recognized over the remaining terms of the Sutter Health PCS agreements represents, in the aggregate, approximately 8% of the Company’s revenue backlog as of December 31, 2005. (The Company advises the Staff that in making these calculations, the Company discovered an inadvertent calculation error that was reflected in the Company’s response to comment 7 in the January 19 Response Letter. The Company hereby amends that response to state that no customer represented more than approximately 8% of the Company’s revenue backlog as of September 30, 2005.) Sutter Health’s significance from the revenue perspective is further diminished by virtue of the fact that, just as with the Company’s other customers, the only portion of Sutter Health’s share of revenue backlog that is at risk of not being recognized as revenue in the Company’s future financial statements is that portion attributable to undelivered licenses, implementation services and support services. However, even that “risk” is modest, since the Company’s contracts do not permit customer to terminate without cause. A significant portion of the revenue backlog attributable to Sutter Health is for licenses and implementation services that have been previously delivered to and paid for by that customer. These amounts will be recognized as revenue over the remaining term of the PCS agreement in accordance with the Company’s revenue recognition policy. Specifically, of the $5.7 million of revenue backlog attributable to Sutter Health as of December 31, 2005, $2.5 million is for licenses and implementation services already delivered and paid for, and only $3.2 million is for licenses, implementation services and support services that are expected to be, but have not yet been, delivered and paid for as of December 31, 2005. This as-yet undelivered portion of Sutter Health’s share of revenue backlog represents only 4.6% of the Company’s total revenue backlog as of December 31, 2005. The Company notes that Sutter Health’s share of revenue backlog will decrease in 2006 as the Company has additional activations. In light of these considerations, the Company submits that Sutter Health also cannot be considered a significant customer.
Government Regulation
Food and Drug Administration, page 55
7.	Staff Comment: Please advise us whether the predicate devices you note in your response to comment 35 of our letter dated December 23, 2005 are competitive to your eICU Program.
Company Response: In response to the Staff’s comment, the Company advises that none of the predicate devices referenced in the Company’s response to comment 35 in the Staff’s comment letter dated December 23, 2005 is competitive with the Company’s eICU Program.
Lega1 Proceedings, page 60
8.	Staff Comment: We note your response to comment 37 of our letter dated December 23, 2005. Please elaborate on the significance of your statement that “iMDsoft noted in its reexamination request references that were not previously reviewed by the examiner during the prosecution of [y]our patent.” Specifically, please discuss what references iMDsoft noted in their reexamination request and why they were not previously reviewed. Please elaborate on the significance of such references to your patent and the reexamination process. Further, please clarify whether the subsequent review of such “references” led the U.S. Patent Office to determine that new questions of patentability had arisen and explain what requirements were met for a patent reexamination.
Company Response: In response to Staff’s comments, the Company has made certain clarifying revisions to the disclosure regarding the reexamination proceeding on page 60 of the Prospectus. However, the Company believes that additional disclosure regarding the details and intricacies of the patent reexamination process would not be material to investors. In further response to the Staff’s comment, the Company advises the Staff of the following:
The Two References Identified By iMDsoft
The Company has revised its disclosure to indicate that the two references mentioned in the iMDsoft reexamination request were existing patents. One of the patents, the Schoenberg patent, issued as a foreign publication by the World Intellectual Property Organization in Geneva (WO 98/29790) and was later issued as U.S. patent by the U.S. Patent and Trademark Office (the “PTO”) (No. 6,322,502). The other patent, the David patent, is a U.S. patent (No. 5,544,649).
The Company states that the Schoenberg patent was not identified through the prior art search conducted by patent counsel in connection with the prosecution of the Company’s patent, and that the Company was unaware of the Schoenberg patent until iMDsoft identified it during the reexamination process. In a patent prosecution, the PTO’s patent examiner typically will perform his or her own prior art search. The Company does not know whether the patent examiner who reviewed the Company’s patent application identified the Schoenberg patent in his prior art search. Based on the text of the patent as issued and the patent history, however, it is apparent that the patent examiner did not make the Schoenberg patent the subject of discussion or other scrutiny during the prosecution and review of the Company’s patent application.
The Company did cite the David patent to the PTO during the prosecution of the Company’s patent. Based on the text of the patent as issued and the patent history, however, it is apparent that the patent examiner did not make the David patent the subject of discussion or other scrutiny during the prosecution and review of the Company’s patent application. The Company is not privy to why the patent examiner did not make the David patent the subject of discussion or other scrutiny notwithstanding that it had been cited by the Company in its patent application.
The Patent Reexamination Process
A prior art patent or printed publication raises a “substantial new question of patentability” where there is a substantial likelihood that a reasonable examiner would consider the prior art patent or printed publication important (not necessarily dispositive of patentability) in deciding whether or not the claim is patentable. In making the determination on the request, the examiner considers the prior art patents and/or printed publications to determine if there is a substantial likelihood that a reasonable examiner would consider them important. If the prior art patents and/or publications would be considered important, then the examiner should find “a substantial new question of patentability” unless the same question of patentability has already been decided as to the claim in a final holding of invalidity by a federal court or by the PTO in a previous examination. For example, the same question of patentability may have already been decided by the PTO where the examiner finds the additional prior art patents or printed publications are merely cumulative to similar prior art already fully considered by the PTO in a previous examination of the claim.
For “a substantial new question of patentability” to be present, it is only necessary that: (1) the prior art patents and/or printed publications raise a substantial question of patentability regarding at least one claim, i.e., the teaching of the (prior art) patents and printed publications is such that a reasonable examiner would consider the teaching to be important in deciding whether or not the claim is patentable; and (2) the same question of patentability as to the claim has not been decided by the PTO in a previous examination or in a final holding of invalidity by the federal courts in a decision on the merits involving the claim. It is not necessary that a “prima facie” case of unpatentability exist as to the claim in order for “a substantial new question of patentability” to be present as to the claim. Thus, “a substantial new question of patentability” as to a patent claim could be present even if the examiner would not necessarily reject the claim as either fully anticipated by, or obvious in view of, the prior patents or printed publications.
Against this backdrop, the PTO examiner handling the reexamination proceeding determined that the Schoenberg and David references raised “substantial new issues of patentability” and determined that the reexamination process should go forward.

Significance of the Schoenberg and David References
Since the first office action from the PTO in the reexamination proceeding, the Company has argued that the Schoenberg and David references are not dispositive of patentability of the Company’s patent. The Company’s patent counsel met with the examiner on December 6, 2005 to discuss these references, and following that meeting the examiner prepared and posted a summary of that meeting as follows:
The Schoenberg et al. can be overcome by amending claims 1 and 17 to clarify that the analysis of the patient data elements takes place “continuously”. With respect to the rules engine limitation of the claims, the most relevant portion of David et al. appears to be column 11, lines 61-66. The examiner’s position is that this portion of David et al. suggests applying a rules engine continuously to one or more patient data elements. [Visicu’s patent counsel] argued that this is not the case, and may choose to argue this position in his response. Nonetheless, the David et al. reference (taken together with Schoenberg et al.) can be overcome by clarifying that the rules engine is applied to ... at least two patient data elements in order to search for “patterns of data” indicative of the patient’s condition.
Following the December 6, 2005 meeting with the patent examiner, the Company’s patent counsel submitted amendments to the claims of the Company’s patent that were intended to track the examiner’s comments regarding how both the Schoenberg patent and the David patent can be overcome. These amendment presently are pending before the patent examiner, and the Company is awaiting action from the PTO in the reexamination proceeding. While the Company believes that it has a solid argument that all of the current claims of its patent should be allowed as amended, the Company cannot predict the outcome of the reexamination proceeding.
Note 5, Stock Options, page F-14
Notes to Financial Statements, page F-7
Note 5, Stock Options, page F-14
9.	Staff Comment: We have reviewed your response to comment 47 of our letter dated December 23, 2005. Your disclosure on page 32 indicates that in connection with the preparation of your 2004 audited financial statements you concluded that you were no longer an early stage business and that “accordingly, the valuation of [your] common stock was more complex and required independent appraisals” and “as a result, [you] engaged an independent appraiser.” This type of reference appears consistent with those contemplated by Rule 436(b) of Regulation C. We reissue comment 47 in its entirety. As previously requested, if you continue to refer to an independent appraisal, you must identify in your disclosure this valuation specialist and include the expert’s consent. Also, refer to footnote 60 to paragraph 179(c) to the AICPA Practice Aid on the Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
Company Response: For the Company’s response to this comment, please refer to the Company’s supplemental letter dated February 7, 2006 addressed to Mr. Chauncey Martin.
10.	Staff Comment: Please provide us with sufficient objective support for the amounts by which you have discounted your valuations for lack of marketability and the potential impact of litigation. Reconcile the statements made in your contingency section regarding the litigation against you to the 30 percent and 15 percent discounts you took relative to the same litigation.
Company Response: For the Company’s response to this comment, please refer to the Company’s supplemental letter dated February 7, 2006 addressed to Mr. Chauncey Martin.
11.	Staff Comment: Reconcile and explain the differences between the fair values of the underlying common stock at each contemporaneous valuation date, including the difference between the most recent fair value and the midpoint of your offering grange, which we understand to be $11 to $13. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.
Company Response: For the Company’s response to this comment, please refer to the Company’s supplemental letter dated February 7, 2006 addressed to Mr. Chauncey Martin.
12.	Staff Comment: Provide us a summary of the options or shares you have granted subsequent to September 15, 2005 through the date of your response. Include the number of options or shares granted, the exercise price and the fair value of the underlying common stock.
Company Response: For the Company’s response to this comment, please refer to the Company’s supplemental letter dated February 7, 2006 addressed to Mr. Chauncey Martin.
13.	Staff Comment: The last paragraph under the heading stock-based compensation on page 34 indicates that you intend to adopt the provisions of Statement 123(R) using the modified prospective method. Revise to clarify that this adoption alternative only applies to, the awards issued after November 29, 2005 and that you will apply the prospective method for awards issued prior to November 29, 2005 (awards disclosed using the minimum value method). See your disclosure regarding SFAS 123(R) on page F-11.
Company Response: For the Company’s response to this comment, please refer to the Company’s supplemental letter dated February 7, 2006 addressed to Mr. Chauncey Martin.
Item 15. Recent Sales of Unregistered Securities, page II-2
14.	Staff Comment: Please separately disclose the securities issued pursuant to Rule 701 of Regulation D and those securities issued in which Section 4(2) of the Securities Act was relied upon. Your disclosure also suggests that certain awards of restricted stock were made without further detailing such awards. Please revise as appropriate.
Company Response: In response to this the Staff’s comment, the Company has revised its Item 15 disclosure on page II-2 of the Amended Registration Statement.
15.	Staff Comment: With respect to the securities issued on reliance of Section 4(2), please disclose the facts and circumstances upon which you relied on to determine that Section 4(2) was available. Please discuss whether the purchasers were accredited or sophisticated investors and, if the latter, the access to information afforded to them.

Company Response: In response to this the Staff’s comment, the Company has revised its Item 15 disclosure on page II-2 of the Amended Registration Statement. In further supplemental response to the Staff’s comment, the Company states that it believes that its revised disclosure with respect to the grant of stock options and the issuance of the underlying shares of common stock is in accordance with Item 701 of Regulation S-K, and that additional detailed disclosure regarding the circumstances of any particular securities issuance is not required under Item 701 and is not customary for Item 15 disclosure. With respect to the issuance of a warrant to Comerica Bank, the Company notes that since Comerica Bank is a bank, the Company could reasonably believe that Comerica is an “accredited investor” within the meaning of Rule 501 under the Securities Act. In addition, the Company notes that Comerica Bank received substantial information regarding the Company as part of its due diligence investigation done in connection with a credit facility that Comerica Bank provided to the Company. That credit facility expired in 2005. With respect to the issuance of shares of preferred stock to Sentara Healthcare upon the exercise of the warrant held by Sentara Healthcare, the Company could reasonably believe that Sentara Healthcare, as the operator of a multi-hospital healthcare network at various locations throughout Virginia, is an “accredited investor” within the meaning of Rule 501 under the Securities Act. In addition, the Company notes that Sentara Healthcare has been a customer of the Company since 2000, and through that customer relationship has become extremely familiar with the Company’s products, services and management.
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               We wish to advise the Staff that, in response to the Staff’s verbal comment regarding the location of the Company’s trademarks disclosure, and after careful consideration, the Company has determined to move the trademarks disclosure to page 54 of the Prospectus, at the conclusion of the Intellectual Property disclosure within the Business section. We also wish to advise the Staff certain contemplated clarifying revisions to the Intellectual Property disclosure on page 53 of the Prospectus. We have enclosed changed pages reflecting these expected revisions to the Amended Registration Statement. As mentioned at the outset of this letter, the Company currently expects that its next amendment will include audited year-end 2005 financial statements, related disclosures in MD&A, the price range, the changes discussed herein and additional changes that, although not specifically addressed in this letter, may be necessary or advisable.
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               We and the Company very much appreciate the Staff’s attention to the review of the Company’s responses. Please do not hesitate to contact the undersigned at (617) 406-6054, David Chalk at (410) 580-4120 or George Nemphos at (410) 580-4225 if you have any questions regarding this letter.

Sincerely,

/s/ Paul McDermott

Paul McDermott
Enclosures

cc:	Barbara C. Jacobs, Esq.
Mr. Chauncey Martin
Mr. Brad Skinner
Mr. Frank T. Sample

[ATTACHMENT A]

The Leapfrog Group’s Patient Safety Practices, 2003:
The Potential Benefits of Universal Adoption

Research Director

John D. Birkmeyer, MD
Professor of Surgery
University of Michigan

Project Manager

Justin B. Dimick, MD
Research Fellow
Dartmouth Medical School

February 2004

Table of Contents

Executive Summary	1

Computer physician order entry (CPOE)
Summary of analysis	4
Selected bibliography	7
Figure 1: Calculating serious medication errors avoided	8
Table 1: Studies assessing the effectiveness of CPOE on medication errors	9
Table 2: Relationship between hospital size and adoption of CPOE	10
Table 3: Studies assessing the effect of CPOE on other outcomes	11
Figure 2: Sensitivity analysis	12

Evidence-based hospital referral (EHR): High-risk surgery
Summary of analysis	13
Selected bibliography	18
Table 1: Criteria for full adherence to the 2003 standards for high-risk surgery	19
Figure 1: Mortality rates at high and low volume hospitals	20
Table 2: Lives saved with pancreatic resection	21
Table 2: Lives saved with esophageal resection	22
Table 2: Lives saved with abdominal aortic aneurysm repair	23
Table 2: Lives saved with coronary artery bypass grafting	24
Table 2: Lives saved with percutaneous coronary intervention	25

Evidence-based hospital referral (EHR): High-risk neonatal intensive care
Summary of analysis	26
Selected bibliography	29
Table 1: Criteria for full adherence to the 2003 standards for neonatal ICU care	30
Table 2: Lives saved for infants with congenital anomalies	31
Table 2: Lives saved for very low birth weight and/or very premature infants	32

ICU Physician Staffing (IPS)
Summary of analysis	33
Selected bibliography	38
Table 1: Studies on the effectiveness of IPS	39
Figure 1: Number of lives potentially saved by IPS	40
Figure 2: Effect of IPS on mortality from each study	41
Figure 3: Sensitivity analysis for adult ICUs	42
Figure 4: Sensitivity analysis for pediatric ICUs	42

EXECUTIVE SUMMARY
The Leapfrog Group is a large coalition of more than 150 private and public sector health care purchasers working together to improve the quality of healthcare. The Leapfrog Group’s quality improvement efforts highlight three main areas: 1) computer physician order entry (CPOE); 2) evidence-based hospital referral (EHR) for high-risk surgery and neonatal intensive care; and 3) ICU physician staffing (IPS).
The following report estimates the benefits that could potentially be achieved if every non-rural hospital in the United States complied fully with the 2003 Leapfrog safety standards. As in our previous analysis for the 2000 standards, we approached the analysis in two steps. First, we estimated the population at risk-the number of patients in metropolitan areas who are currently receiving care in hospitals not meeting the Leapfrog standards. Second, we estimated baseline risks in hospitalized patients, and the potential risk reductions associated with each of the safety standards. Our estimates have been updated from our previous analysis to account for both changes in the Leapfrog safety specifications and new scientific evidence since our last report.
The following Table summarizes the results of our baseline analysis:

Leapfrog Safety Initiative	Potential benefit with full implementation

Computerized Physician Order Entry	567,000 serious medication errors avoided

Evidence-Based Hospital Referral

Five high-risk procedures	7,602 lives saved

High-risk deliveries	3,606 lives saved

ICU Physician Staffing	54,133 lives saved

Although our analysis is based on the best information currently available, there remain gaps in existing scientific knowledge. In particular, there was insufficient research to allow us to estimate the amount of morbidity (injury or disability) associated with errors in treatment, surgery, or medications. Also, as outlined later in our report, universal adoption of each standard faces several implementation challenges and would have other indirect policy implications. Nonetheless, we believe that successful adoption of The Leapfrog Group’s three safety initiatives would significantly reduce the large annual toll of avoidable deaths and improve patient safety in hospitals across the United States.
Computer physician order entry
The Leapfrog Group’s standard for computer physician order entry (CPOE) requires that hospitals use a computer system that includes prescribing-error prevention software for the entry of physician medication orders. The CPOE standard has remained unchanged since our previous report. Also, there is little new evidence regarding the effectiveness of CPOE or the baseline incidence of serious medication errors. New data does suggest that hospital adoption of CPOE technology is increasing but remains low overall.
Based on a survey from 2001, 94% of US hospitals did not meet the CPOE standard, creating a population at-risk of 30 million patients. According to the best evidence, CPOE decreases serious medication errors by 55%. We estimate that universal implementation of CPOE would avert approximately 567,000 serious medication errors each year in the United States. Based on a more recent study by Bates et al. suggesting an 88% error reduction rate, a substantially greater number of errors (907,677) could be potentially averted. Although a large proportion of serious medical errors are life threatening, the numbers that result in fatalities cannot be determined precisely from the medical literature. Accordingly, we did not calculate the number of deaths potentially avoided by CPOE. However, if only 0.1% of such errors were fatal, nearly 600 deaths would be avoided every year. If the fatality rate were 1%, nearly 6000 deaths would be avoided.
Evidence-based hospital referral: High-risk surgery
Evidence-based hospital referral (EHR) for high-risk surgery is based on the selective referral of patients to hospitals that meet certain quality standards for five operations. The quality measures previously focused only on minimum volume standards but have been expanded in 2003 to include processes of care and direct outcomes measurement. Also, because of new information on the strength of their volume-outcome relationships, Leapfrog has dropped carotid endarterectomy and added pancreatic resection to its list of operations. The 2003 standards for AAA repair, CABG and PCI now include documented adherence to certain clinical processes of care known to improve outcomes. For coronary artery bypass grafting (CABG) and percutaneous coronary interventions (PCI), risk-adjusted mortality rates have also been incorporated into the standards.
The proportion of the population at hospitals not meeting the EHR standards varied from 43% for PCI to 78% for CABG. The potential mortality reduction with EHR also differed across operations and was greatest for CABG (59%) and the smallest for AAA repair (37%). We estimate that implementation of EHR for these 5 surgical procedures would save approximately 7,602 lives each year in the US. The greatest number of deaths would be prevented with CABG (4,089 deaths annually), followed by PCI (2,800), and elective AAA repair (356). EHR would save 180 and 177 lives, respectively, with esophageal resection and pancreatic resection. The addition of process and outcomes measures to the previous volume standards has significantly increased the potential benefits of full implementation of EHR across the U.S. (2,581 in our previous analysis). The majority of the increase can be attributed to more precise classification of high quality centers using risk-adjusted mortality for CABG and PCI, by far the two most common procedures.
Evidence-based hospital referral: High-risk neonatal intensive care
The evidence-based hospital referral (EHR) standard for neonatal intensive care is based on selective referral of high-risk infants and deliveries to hospitals that meet minimum volume standards and demonstrate adherence to a new process of care measure. The EHR standard for neonatal care is directed to mothers of infants with very low birth weight (VLBW), very premature infants (<32 weeks gestational age), or those with a pre-natal diagnosis of major congenital anomaly. The newly incorporated process of care measure requires the documented use of antenatal steroids to the mothers of eligible infants.
Based on estimates from the state of California, 82% (45,954) of infants with congenital anomalies and 74% (57,737) of VLBW and/or very premature infants are born at hospitals that do not meet the standards. With EHR, there is an approximately 30% mortality reduction with referral to a higher volume NICU and a 40% mortality reduction with the use of antenatal steroids. We estimate that full implementation of EHR nationwide for high-risk neonatal intensive care would save approximately 3,606 lives each year in the U.S.. VLBW and/or very premature infants comprise the majority of lives saved (3,766 lives); infants with major congenital anomalies comprise the remainder (551 lives). Within the former group, the increased use of antenatal steroids, contributes significantly to the total number of lives saved (405 lives).
ICU physician staffing
The Leapfrog Group’s ICU physician staffing (IPS) standard requires that physicians with specialized experience in critical care medicine manage or co-manage patients in the ICU. These physicians, called intensivists must be present in the ICU during daytime hours and at other times should be able to return pages within 5 minutes or arrange for on-site physicians or physician extenders who can reach ICU patients within 5 minutes. The IPS standard has changed in 2003 to include the pediatric population.

Currently in the US, 79% (1,473,085) of admissions to adult ICUs and 51% (73,500) of admissions to pediatric ICUs occur in settings that do not satisfy the IPS standard. New evidence from a structured literature review shows that a 30% reduction in mortality could be achieved with increased ICU physician staffing. We estimate that full implementation of intensivist model staffing would save approximately 54,133 lives (1,102 children and 53,031 adults) each year in the US. As expected, for both the adult and pediatric population, the number of lives saved varies according to assumptions about the effectiveness of intensivist model staffing. For example, assuming a 10% relative mortality reduction, 18,000 adult lives would be saved. In contrast, assuming a 50% mortality reduction would save over 90,000 adult lives.

ICU Physician Staffing
Overview
The Leapfrog Group’s IPS safety standard requires that physicians with specialized experience in critical care medicine manage or co-manage patients in the ICU. These physicians, called intensivists, must be present in the ICU during daytime hours and provide clinical care exclusively in the ICU. At other times (at least 95% of the time), they should be able to return pages within 5 minutes or arrange for on-site physicians or physician extenders who can reach ICU patients within 5 minutes.
Updates since the publication of our previous report account for changes in the IPS Standard itself and publication of data on the efficacy of IPS from a structured literature review. A national advisory panel recently met to update the IPS Standard resulting in an expansion of the initiative to include pediatric ICUs. Thus, the current report includes estimates of potential lives saved for both adult and pediatric ICUs.
In our updated baseline analysis, we estimate that full implementation of IPS would save approximately 54,134 lives each year in the US. The effectiveness of IPS is due to the large number of deaths that occur in the ICU each year (over 200,000). Given the magnitude of the population at risk, even small improvements in ICU mortality rates save many lives. Although our analysis is based on the best data currently available, many of the variables used in our calculations cannot be estimated precisely. In instances of uncertainty, we selected values that biased our calculations downward. Thus, we believe our estimate of the number of lives likely to be saved by IPS is conservative. In following sections, we describe the methods and assumptions we used in our analysis.
Methods and Assumptions
The general strategy used to calculate the number of lives saved by full implementation of intensivist model ICUs is shown in Figure 1. The first step was determining the adult and pediatric populations at risk. Next, the baseline in-hospital mortality risks for each population and the potential mortality reductions associated with implementing intensivist model ICUs were estimated.
Current number of ICU admissions. To estimate the number of patients that could potentially benefit from the policy initiative we determined the number of patients admitted each year to non-intensivist ICUs (Figure 1). We could not directly determine the overall number of patients admitted to ICUs in the United States. Therefore, we determined ICU utilization rates for one state (Maryland) and extrapolated to the entire US. This method is different from that used in our previous report, which was based on the Medicare population and may have been an overestimate since the data include admissions to the postoperative recovery unit.
The total number of adult hospitalizations (18 or more years old) and children (<18 years) in the US were determined using weighted estimates from the Nationwide Inpatient Sample.2 To avoid problems with health care access in rural areas, the Leapfrog Group is restricting the IPS Standard, along with the other safety initiatives, to metropolitan areas. In the Nationwide Inpatient Sample in 2001, 84% of patients were admitted to hospitals in urban areas.2 The Maryland state data from 2002 revealed that 2.7% of children and 7.2% of adults were admitted to the ICU. Based on these calculations, we assumed in our analysis that 1,864,664 adults and 144,118 children are admitted to urban ICUs each year in the US.
The current proportion of ICUs in the US with intensivist models is unknown, but is thought to be low. In a 1991 national survey, only 22% of hospitals indicated that ICU order writing was restricted to unit staff (i.e., a “closed unit”).3 In a follow-up survey, the same group reported that 17% of ICUs had closed units with respect to order writing.4 Neither study described the proportion of closed units in which all ICU staff were board-certified (or -eligible) in critical care medicine, or met other Leapfrog criteria. In the hospital survey (~60% response rate) conducted by the Leapfrog group, 21.4% (110 of 515) of hospitals in rollout areas responded that they fully meet the IPS standard.5 In our baseline analysis, we assumed that 21% of all adult ICU patients are currently treated in ICUs meeting the Leapfrog standard. This assumption is likely an overestimate given that hospitals with IPS already in place are more likely to respond to the Leapfrog’s survey.
In contrast to adults in ICUs, the pediatric population is more likely to be covered by a critical care specialist. In a national survey conducted in 1993 by Pollack et al, 201 of 301 hospitals with pediatrics ICUs responded and 48.5% of hospitals stated that they had a dedicated ICU physician available 24 hours per day.6
Current ICU Mortality. We estimated average in-hospital mortality rates for both adult and pediatric ICU patients from large cohort studies specific to each population. For adults, Zimmerman et al.7 noted an overall 12.4% in-hospital mortality rate in 38,000 patients admitted to 161 hospitals between 1993 and 1996. In another study of adults by Shortell et al., in-hospital mortality for 17,000 patients at 42 randomly selected ICUs was 16.6% between 1988 and 1990.8 In our baseline analysis, we selected 12% since it is the lower, more conservative of these two estimates. For pediatric ICUs the overall mortality is lower on average and was approximately 5% in two large cohort studies.9,10
Mortality reductions with implementing the intensivist model. Several previous studies have evaluated the effectiveness of higher intensity staffing models in reducing ICU mortality. In our previous report, we used the estimate from the single study showing the lowest efficacy, which showed a 15% relative mortality reduction. Using this low-end assumption regarding effectiveness provided a conservative estimate of the number of potentially averted deaths.
Since our last report on the benefits of universal adoption, high quality information synthesizing the previous evidence has become available. In a recent systematic review by Pronovost and colleagues, the mortality reduction for all studies combined was estimated and was found to be higher than the conservative estimate we used for the previous analysis.1
Pronovost’s structured review found that 16 of 17 (94%) studies demonstrated a reduction in hospital mortality (Figure 2).1,11-23 The weighted relative risk for in-hospital mortality with high intensity vs. low intensity IPS was 0.71 (95% CI, 0.62 to 0.82) (Figure 2). This combined estimate of a 30% risk reduction was used in our baseline analysis. The systematic review also estimated a 40% reduction in ICU mortality for studies that included this endpoint. In our analysis, we used the lower (more conservative) estimate of efficacy based on the overall hospital mortality analysis.
Two studies in the systematic review included pediatric patients and these both demonstrated larger mortality reductions than the combined estimate. Only one of these used in-hospital mortality as an endpoint yielding a relative risk reduction of 47%. To avoid an unstable estimate, the more conservative overall estimate of a 30% reduction was applied to the pediatric population as well (Figure 1).
Results
In our baseline analysis, we estimate that full implementation of intensivist model staffing would save approximately 54,134 lives (1,102 children and 53,031 adults) each year in the US (Figure 1). As expected, for both the adult and pediatric population, the number of lives saved varies according to assumptions about the effectiveness of intensivist model staffing (Figure 3 and Figure 4). For example, assuming a 10% relative mortality reduction, 18,000 adult lives would be saved with universal adoption of the IPS standard. In contrast, assuming a 50% mortality reduction would estimate over 90,000 adult lives saved.
Cautions and policy considerations
Given the large number of deaths that occur in ICUs each year in the United States (more than 200,000), even small reductions in ICU mortality rates would save many lives. Based on our updated analysis, if the Leapfrog initiative is successful in effecting full implementation of intensivist model ICU staffing in metropolitan areas nationwide, we estimate that approximately 53,031 adult’s lives and 1,102 children’s lives could be saved each year in the US. Despite changes in our assumptions regarding the effectiveness of IPS, the number of potential lives saved is similar to the estimate from our previous report. The smaller population at-risk in the current report offset the larger mortality reduction associated with IPS used in the baseline analysis.
The estimate of the effectiveness of IPS from the structured literature review is only as accurate as the original studies, which have several shortcomings in methodology that should be considered. First, many of them use historical controls and are limited by secular trend bias, with the mortality falling at those hospitals for reasons other than implementation of intensivist model staffing. The hospitals in these studies may have changed other aspects of care not directly related to physician staffing changes. Although there is no evidence that ICU mortality rates are declining, mortality rates with many clinical conditions are improving over time with advances in science and technology. However, given the magnitude of decline in mortality seen in many of these studies, it is very unlikely that improvements can be attributed to secular trend bias alone.
Second, estimates from studies with cross-sectional designs may suffer from imperfect risk-adjustment. Thus, their results may be partially confounded by unmeasured differences in characteristics of both patients and providers between control and intensivist model groups. For instance, few studies used physiologic data for risk adjustment, which is important given the severity of illness in the critically ill population. Also, hospitals with and without IPS may differ in other important areas such as availability of technology, nurse staffing, and hospital caseload. Third, most of these studies are from single hospitals or, at the most, limited geographic areas, and caution is required in generalizing these results to the entire US. Finally, there was substantial heterogeneity in the amount of intensivist involvement across the original studies. Some studies involved simply adding co-management by a single intensivist to a system primarily run by non-ICU based physicians; others described extensive changes in staff organization, including complete replacement of ward-based teams by intensivists and ICU-based house staff. It is important to note, however, that the Leapfrog IPS standard falls on the latter, “stricter” side of the spectrum, and thus is likely to be more efficacious.
Although the potential benefits are large, several barriers must be overcome to realize full implementation of intensivist model ICU staffing. Although workforce issues have not been studied carefully, it is unlikely that there are currently enough board-certified intensivists to staff ICUs fully at all hospitals.24 In hospitals with small units, meeting the Leapfrog standard may increase net cost per stay. For these reasons, broad implementation of intensivist model ICU staffing may require a blend of increased fellowship training slots in critical care, consolidation of small ICUs, and advances in telemedicine.
Many would argue that lives saved by intensivist model ICU staffing are not equivalent to lives saved by other public health interventions (e.g. seat belt laws). ICU patients often have substantial limitations in functional status and shortened life expectancies compared to the general population. For this reason, further research should consider how improvements in ICU care affect quality of life after hospital discharge and long-term survival.

Another significant barrier to full implementation of IPS is the expense of hiring additional staffing at each hospital. Salaries for intensivists, nurse practitioners, and physician assistants will result in large expenditures for hospitals. These costs, however, will be offset by savings from reductions in inappropriate ICU admissions, shortened ICU and hospital length of stay, and lower complication rates. Further, given the more than 50,000 lives saved from IPS, conservative estimates of life expectancy yield a potential savings of $5.3 billion dollars from a societal perspective.25
Despite these considerations, given the large number of ICU deaths in the US each year, it is evident that universal implementation of the Leapfrog Group’s IPS Standard will save a large number of lives. Our analysis demonstrates that the majority of the avoided deaths are in the adult population but many lives will also be saved each year in pediatric ICUs. Future research should determine strategies to overcome barriers to the widespread implementation of intensivist management of ICUs.

Selected Bibliography:
1.	Pronovost PJ, Angus DC, Dorman T, Robinson KA, Dremsizov TT, Young TL. Physician staffing patterns and clinical outcomes in critically ill patients: a systematic review. Journal of the American Medical Association. 2002;288:2151-2162.

2.	Agency for Healthcare Research and Quality. HCUPnet, Healthcare Cost and Utilization Project. Rockville, MD; 2001.

3.	Groeger JS, Strosberg MA, Halpern NA, et al. Descriptive analysis of critical care units in the United States. Critical Care Medicine. 1992;20:846-63.

4.	Mallick RM Strosberg M, Lambrionos J, Groeger JS. The intensive care unit medical director as manager. Impact on performace. Medical Care. 1995;33:611-624.

5.	https://leapfrog.medstat.com (accessed 9/15/03)

6.	Pollack MM, Cuerdon TC, Getson PR. Pediatric intensive care units: results of a national survey. Critical Care Medicine. 1993;21:607-614.

7.	Zimmerman JE, Wagner DP, Draper EA, Wright L, Alzola C, Knaus WA. Evaluation of acute physiology and chronic health evaluation III predictions of hospital mortality in an independent database. Critical Care Medicine. 1998;26:1317-26.

8.	Shortell SM, Zimmerman JE, Rousseau DM, et al. The performance of intensive care units: does good management make a difference? Medical Care. 1994;32:508-25.

9.	Pollack MM, Patel KM, Ruttimann UE. The Pediatric Risk of Mortality III—Acute Physiology Score (PRISM III-APS): a method of assessing physiologic instability for pediatric intensive care unit patients. Journal of Pediatrics. 1997;131:575-581.

10.	Pollack MM, Patel KM, Ruttimann UE. PRISM III: an updated Pediatric Risk of Mortality score. Critical Care Medicine. 1996;24:743-752.

11.	Li TC, Phillips MC, Shaw L, Cook EF, Natanson C, Goldman L. On-site physician staffing in a community hospital intensive care unit. Journal of the American Medical Association. 1984;252:2023-2027.

12.	Reynolds HN, Haupt MT, Thill-Baharozian MC, Carlson RW. Impact of critical care physician staffing on patients with septic shock in a university hospital medical intensive care unit. Journal of the American Medical Association. 1988;260:3446-3450.

13.	Brown JJ, Sullivan G. Effect on ICU mortality of a full-time critical care specialist. Chest. 1989;96:127-129.

14.	Multz AS, Chalfin DB, Samson IM, et al. A “closed” medical intensive care unit (MICU) improves resource utilization when compared with an “open” MICU. American Journal of Respiratory and Critical Care Medicine. 1998;157:1468-1473.

15.	Manthous CA, Amoateng-Adjepong Y, al-Kharrat T, et al. Effects of a medical intensivist on patient care in a community teaching hospital. Mayo Clinic Proceedings. 1997;72:391-399.

16.	Carson SS, Stocking C, Podsadecki T, et al. Effects of organizational change in the medical intensive care unit of a teaching hospital. Journal of the American Medical Association. 1996;276:322-328.

17.	Hanson CW, Deutschman CS, Anderson HL, et al. Effects of an organized critical care service on outcomes and resource utilization: a cohort study. Critical Care Medicine. 1999;27:270-274.

18.	Pronovost PJ, Jencks M, Dorman T, et al. Organizational characteristics of intensive care units related to outcomes of abdominal aortic surgery. Journal of the American Medical Association. 1999;281:1310-1312.

19.	Dimick JB, Pronovost PJ, Heitmiller RF, Lipsett PA. Intensive care unit physician staffing is associated with decreased length of stay, hospital cost, and complications after esophageal resection. Critical Care Medicine. 2001;29:753-758.

20.	Dimick JB, Pronovost PJ, Lipsett PA. The effect of ICU physician staffing and hospital volume on outcomes after hepatic resection [abstract]. Critical Care Medicine. 2000;28:A77.

21.	Baldock G, Foley P, Brett S. The impact of organisational change on outcome in an intensive care unit in the United Kingdom. Intensive Care Medicine. 2001;27:865-872.

22.	Rosenfeld BA, Dorman T, Breslow MJ, et al. Intensive care unit telemedicine: alternate paradigm for providing continuous intensivist care. Critical Care Medicine. 2000;28:3925-3931.

23.	Blunt MC, Burchett KR. Out-of-hours consultant cover and case-mix-adjusted mortality in intensive care. Lancet. 2000;356:735-736.

24.	Angus DC, Kelley MA, Schmitz RJ, White A, Popovich J Jr. Current and projected workforce requirements for care of the critically ill and patients with pulmonary disease: can we meet the requirements of an aging population? Journal of the American Medical Association. 2000;284:2762-2770.

25.	Birkmeyer JD, Birkmeyer CM, Skinner JS. Economic implications of the Leapfrog Safety Standards. The Leapfrog Group, Washington, D.C., 2001.

Table 1. Studies included in the systematic review of ICU physician staffing. The table has been modified from Pronovost et al.1

			ICUs
Source	Population	Study Design	Studied

Li et al, 1984[11]	Medical or surgical	Cohort with historical controls	1

Reynolds et al, 1988[12]	Medical (sepsis)	Cohort with historical controls	1

Brown et al, 1989[13]	Medical or surgical	Cohort with historical controls	1

Multz et al retrospective, 1998[14]	Medical	Cohort with historical controls	1

Multz et al prospective, 1998[14]	Medical	Cohort with historical controls	2

Manthous et al, 1997[15]	Medical	Cohort with historical controls	1

Carson et al, 1996[16]	Medical	Cohort with historical controls	1

Hanson et al, 1999[17]	Surgical	Cohort with concurrent controls	1

Pronovost et al, 1999[18]	Surgical (AAA repair)	Cross-sectional	39

Dimick et al, 2001[19]	Surgical (esphagectomy	Cross-sectional	35

Dimick et al, 2002[20]	Surgical (hepatectomy)	Cross-sectional	32

Baldock et al, 2001[21]	Medical or surgical	Cohort with historical controls	1

Rosenfeld et al, 2000[22]	Surgical	Cohort with historical controls	1

Blunt et al, 2000[23]	Medical	Cohort with historical controls	1

Figure 1: Number of lives that would be saved each year by full implementation ICU physician staffing (IPS) nationwide.

Figure 2: Mortality for high intensity vs. low intensity ICU physician Staffing. The figure has been modified from Pronovost et al.1

Figure 3: Sensitivity analysis demonstrating the effect of different assumptions about the effectiveness of IPS on the number of adult lives saved each year in the US.
Figure 4: Sensitivity analysis demonstrating the effect of different assumptions about the effectiveness of IPS on the number of children’s lives saved each year in the US.

[CLEAN COPIES OF CHANGED PAGES]

•	evaluate opportunities to expand our eICU Program model to monitor lower acuity beds, emergency departments and other special care units; and

•	pursue international sales of our eICU Program.
Risks Associated With Our Business
     Our business is subject to numerous risks, as more fully described in the “Risk Factors” section of this prospectus. We have incurred substantial operating losses since our inception, resulting in an accumulated deficit of approximately $34.6 million as of September 30, 2005. Widespread market acceptance of our eICU Program, from which we derive substantially all of our revenue, is critical to our future success and our ability to achieve profitability. We expect our operating expenses to increase substantially in the future, and we may never become profitable.
     The U.S. Patent & Trademark Office, or U.S. Patent Office, is currently reexamining our only issued U.S. patent pursuant to a request made by iMDsoft, Ltd. iMDsoft has also requested that the U.S. Patent Office declare an interference and that our patent be revoked and a patent with identical claims be issued to iMDsoft. In addition, Cerner Corporation has filed a lawsuit against us in which it seeks as one of its remedies a declaration that our patent is invalid and unenforceable. If our patent is lost or substantially narrowed as a result of these pending proceedings, or as a result of any future proceedings that might be initiated with respect to our patent, it would be easier for third parties to imitate, copy or reverse engineer the techniques and methods reflected in the claims of our patent.
     The market for healthcare information technology solutions and services is intensely competitive and rapidly evolving. Many of our competitors have significantly greater financial, technological and other resources and name recognition than we do. We may not be able to compete successfully.
Corporate Information
     We were incorporated in Delaware on March 19, 1998 as Integrated Critical Care Management, Inc. We changed our corporate name to ICUSA, Inc. on June 10, 1998 and to Visicu, Inc. on October 2, 2000. Our principal executive offices are located at 217 East Redwood Street, Suite 1900, Baltimore, Maryland 21202- 3315. Our telephone number is (410) 276-1960. Our website address is www.visicu.com. We have included our website address in this prospectus as an inactive textual reference only. The information on, or that can be accessed through, our website is not part of this prospectus. Unless the context requires otherwise, references in this prospectus to “Visicu,” “we,” “us” and “our” refer to Visicu, Inc.
Critical Care Medicine Study
     In January 2004, the journal Critical Care Medicine published a peer reviewed study that we conducted. This study examined the clinical and economic effects of our eICU Program during a six-month period following implementation with our first customer, Sentara Healthcare. Our eICU Program was implemented in a ten-bed general ICU that primarily cares for high-acuity patients and an eight-bed surgical ICU. In the study, our eICU Program supplemented existing on-site care, which did not change as a result of implementation of our eICU Program. The article, entitled “Effect of a Multiple-Site Intensive Care Unit Telemedicine Program on Clinical and Economic Outcomes: An Alternative Paradigm for Intensivist Staffing,” was co-authored by us, Sentara Healthcare and Cap Gemini Ernst and Young. The study was funded by us and Sentara Healthcare. In 2001, we engaged Cap Gemini Ernst and Young on a fixed-fee basis to study and report on the value of the eICU Program that we had implemented at Sentara Healthcare. In this prospectus, we refer to this study as our “Critical Care Medicine study.”
page 3 — proposed Amendment No. 2

USE OF PROCEEDS
     We estimate that our net proceeds from the sale of the shares in this offering will be approximately $         million, assuming an initial public offering price of $        per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $        million.
     We intend to use the net proceeds from this offering for general corporate purposes and to support the growth of our business. Although we have not yet identified and determined the specific initiatives, nor the specific amounts, for the use of the net proceeds, we expect to use portions of the net proceeds to increase our sales and marketing efforts, to enhance our product offerings and to pursue additional research and development initiatives. We expect that our increased sales and marketing efforts will include hiring, training and deploying additional sales representatives and sales support personnel, pursuing international sales and expanding our marketing and advertising campaigns, including trade shows, to generate greater brand awareness. We expect that enhancements to our product offerings and additional research and development initiatives will include the continued evolution of our current suite of software products, the evaluation and possible expansion of our eICU Program model to monitor lower acuity beds, emergency departments and other special care units and modifying our solution for sale to international markets.
     We also may use a portion of the net proceeds from this offering to acquire or invest in complementary products, technologies or companies. We have no commitments, understandings or agreements with respect to any such acquisition or investment, and we are not currently involved in any negotiations with respect to any such transaction. Accordingly, our management will have broad discretion in applying the net proceeds from this offering.
     Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. government.
DIVIDEND POLICY
     On October 14, 2005, our board of directors declared a special cash dividend of approximately $7.8 million, or $.33 per share, to all holders of our outstanding shares of common and preferred stock. Our board of directors declared this special cash dividend in order to afford our existing stockholders a partial return on their investments. We paid the special cash dividend on October 27, 2005. Prior to this special cash dividend, we had never declared or paid any cash dividends on our common or preferred stock.
     We currently intend to retain any future earnings to support operations and to finance the growth and development of our business, and we do not anticipate paying any additional cash dividends on our common stock in the foreseeable future.
Page 23 — proposed Amendment No. 2

     Reporting Solutions. We are extending the reporting capabilities inherent in the eCareManager Core Reports with two new products: eSearch™ and Quarterly Outcomes and Best Practices Reports. Both these new products are designed to provide our customers with better tools to measure and improve the eICU critical care transformation program. We are currently beta testing eSearch, a data analysis and reporting solution. eSearch, which runs on a separate server from the eCareManager system, extracts, transforms and loads patient information from the production database into a relational database optimized for cross-patient reporting and analysis. This is a tool to permit eICU leadership, health system administration, quality managers and clinical researchers to evaluate the effectiveness and efficiency of the critical care being delivered in their system. We expect to sell eSearch as a separate option to the eCareManager System. With the Quarterly Outcomes and Best Practices Reports, we expect to be able to aggregate patient data from each of the eICU Centers across the country into a central data warehouse. All patient data will be cleansed of any identity information and would therefore be HIPAA compliant. We expect to provide customers with quarterly reports showing their risk adjusted results benchmarked against other eICU Centers.
Intellectual Property
     We rely on a combination of trade secrets, copyrights, trademarks, patents and patent applications, licenses and employee and third-party nondisclosure agreements and other protective measures to protect our proprietary technology and our brand. We have filed patent applications and we intend to continue to file patent applications, when appropriate, as an important part of our intellectual property strategy.
     Our co-founders, Dr. Brian Rosenfeld and Dr. Michael Breslow, developed the underlying core technology for the eICU Program and its related functionality. We own, by assignment or by contractual terms, all of the core technology evidenced in our patent and pending patent applications.
     We have one issued U.S. patent, which expires in 2019. Our issued patent covers a system and method for the care of critically ill patients receiving hospital intensive care that combines a realtime, multi-node telemedicine network and an integrated, computerized patient care management system. Our eICU Program is an implementation of the system and method covered by our issued patent as well as our pending patent applications. The U.S. Patent Office is currently reexamining our issued patent pursuant to a request made by iMDsoft. In its first, non-final office action in connection with the reexamination proceeding, the U.S. Patent Office rejected all of the claims of our patent in November 2005. Our patent counsel met with the panel of examiners who are assigned to the reexamination of our patent in December 2005, and subsequently filed on our behalf a further information disclosure statement and a response to the office action. In the reexamination proceeding, we have made amendments to the current claims of our patent. Upon conclusion of its reexamination, the U.S. Patent Office could allow all of the current claims, as amended, under our issued patent; further limit the scope of some or all of the current claims, as amended; or reject some or all of the current claims, as amended. Our patent also is the subject of an application for interference filed by iMDsoft with the U.S. Patent Office and a lawsuit between us and Cerner Corporation. These proceedings are described in more detail under “—Legal Proceedings.”
     We have filed ten additional patent applications that are now pending. These patent applications are continuation-in-part applications of the original filing and relate to various individual technological aspects of the eICU Program disclosed in our issued patent. Because these pending patent applications are based on the technological aspects of the eICU Program originally disclosed in our issued patent but have claims different from the claims of our issued patent, the issuance of patents based on these patent applications is not dependent on the outcome of the current reexamination of our issued patent. If any patents are issued from these continuation-in-part applications, we expect that some of the resulting patents would also expire as early as 2019.
     We have issued foreign patents in Singapore, Canada, and Australia. These foreign patents also expire in 2019. A European application is currently pending and, if allowed, may be registered in all of the countries in the European Union at our election. We do not expect that our foreign patents and patent applications will be affected by the outcome of the reexamination of our issued patent by the U.S. Patent Office.
Page 53 — proposed Amendment No. 2

     We developed and own a majority of the software that is used in our product and service offerings. The other software used in our product and service offerings, as well as the hardware that is required to implement our eICU Program, are commercially available products. We have all of the software licenses from third parties that we believe are necessary to implement our current program. As we develop new products and new versions of products, it may be necessary to renegotiate with these third parties to ensure that our licenses are complete and valid. In such a case, our existing third-party licensors may not be willing to make the needed licenses available on terms acceptable to us, but we believe in most cases there are alternative vendors from whom we could obtain any necessary software licenses.
     Our trademarks include VISICU®, eICU®, eVantage®, SmartAlerts®, eCareMobile™, eCareManager™, eLert™ and our logo. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.
Competition
     We face a highly competitive environment in the healthcare information technology market and more generally among the many healthcare improvement initiatives that compete for hospitals’ limited management and capital resources. The market for healthcare information technology solutions and services is intensely competitive and rapidly evolving. In particular, the healthcare information technology systems market is characterized by frequent new software solution introductions and software solution enhancements and evolving industry standards and requirements. Although the market for software products and processes that provide an advanced remote monitoring technology for hospital ICU beds is relatively new and still developing, we face increasing competition from other companies in the healthcare information technology market. Our actual and potential competitors include companies that provide critical care clinical information software systems. These companies may seek to expand their product offerings to include remote monitoring and processes similar to those included within our eICU Program. These companies include Picis and iMDsoft, which provide ICU patient management and software information systems, as well as Philips Medical Systems and General Electric Healthcare, which provide patient monitoring systems. Other actual and potential competitors include companies that sell enterprise clinical and hospital information systems. These companies may seek to expand or enhance their product offerings in the future to include an ICU application module offering a process similar to our eICU Program. These companies include Cerner Corporation, Eclipsys Corp., Epic Systems Corp., IDX Systems Corp., McKesson Corp., Medical Information Technology, Inc. and Siemens Medical Solutions Health Services Corporation. We expect that other major software information systems companies, large information technology consulting service providers and system integrators, telemedicine and Internet-based companies and others specializing in the healthcare industry may develop products or services that compete with our eICU Program.
     It may be difficult for us to compete in the future based on pricing. Under most of our existing customer agreements, if we offer a lower price on license fees to new customers making comparable purchases from us we must offer that same lower price to those existing customers. In some cases, we could be required to refund to those existing customers a portion of the license fees already paid to us. This pricing term limits our ability to negotiate discounted license rates to new customers without triggering an obligation to provide the same discount to many of our existing customers who previously entered into agreements for comparable purchases.
     Many of our actual and potential competitors have significantly greater financial, technological and other resources and name recognition than we do and more established distribution networks and relationships with healthcare providers. Because of their greater resources, many of these companies can respond more quickly to new or emerging technologies and standards and changes in customer requirements. These companies may be able to invest more resources in research and development, strategic acquisitions, sales and marketing, patent prosecution and litigation and finance capital equipment acquisitions for their customers. Our actual and potential competitors may develop new products, services or technologies that could render our products or technologies obsolete or noncompetitive.
     Our ability to compete successfully will depend on a number of factors both within and outside our control, including:
•	ease of integration of our technology with existing clinical programs, infrastructure and services;

•	speed of implementation;
Page 54 — proposed Amendment No. 2

Properties
     Our principal offices occupy approximately 17,430 square feet of leased office space in Baltimore, Maryland. The lease expires in August 2010. We believe our current facilities are adequate for our current needs and that suitable additional space will be available as and when needed.
Legal Proceedings
     On November 12, 2004, Cerner Corporation, a supplier of healthcare information technology, including a solution related to the delivery of care to patients in ICUs, filed a lawsuit against us in the United States District Court for the Western District of Missouri. In this matter, Cerner requests a declaration that, among other things: (1) our issued U.S. patent is invalid and unenforceable; (2) Cerner has not infringed our patent; and (3) certain actions that we have taken have threatened Cerner and its customers with infringement of our patent and constituted unfair competition and tortious interference with Cerner’s customer contracts and expected business. Cerner has asked the court for an award of damages in an unspecified amount and an injunction preventing us from threatening or initiating infringement litigation under our patent against Cerner, its customers or potential customers and from misrepresenting the scope and substance of our patent to Cerner’s customer or potential customers. Cerner has also alleged that we have engaged in patent misuse by making statements, assertions and representations that are false and misleading and misrepresent the scope and substance of our patent and as a result our patent is unenforceable.
     On October 23, 2005, we filed an answer, affirmative defenses and counterclaims with respect to Cerner’s complaint. In our answer we deny and provide affirmative defenses for the claims made by Cerner. In addition, we have asserted counterclaims alleging that Cerner has, among other things: (1) infringed, induced others to infringe, or contributed to the infringement of our patent; (2) misappropriated our trade secrets; (3) breached its contractual obligations to us in non-disclosure agreements; (4) engaged in unfair competition; and (5) tortiously interfered with our customer contracts and expected business. We have asked the court for an award of damages in an unspecified amount and an injunction preventing Cerner from infringing the our patent, using or disclosing our trade secrets, making false or misleading statements regarding the company or tortiously interfering with our customer contracts or expected business. We have also asked the court for an order instructing Cerner to publicly retract all false and misleading statements about our products. On November 28, 2005, Cerner filed an answer to our counterclaim in which Cerner denies and provides affirmative defenses for the claims made by us.
     On December 6, 2005, the court stayed the litigation until the completion of the reexamination of our U.S. patent by the U.S. Patent Office and any appeals.
     On January 19, 2005, iMDsoft, Ltd, a software company that develops and implements clinical information systems in the intensive care environment, including a remote ICU monitoring system, filed a request with the U.S. Patent Office, requesting a reexamination of all of the twenty-six claims previously allowed under our issued U.S. patent. In its reexamination request, iMDsoft noted two patents that were not reviewed by the examiner during the prosecution of our patent and that iMDsoft contends affect the patentability of the claims of our issued U.S. patent. On April 7, 2005, the U.S. Patent Office determined that the two patents referenced by iMDsoft in its reexamination request raised substantial new questions of patentability with regard to the claims of our patent, and consequently that the requirements for a patent reexamination had been met. The U.S. Patent Office is currently reexamining all claims of our patent. On November 9, 2005, the U.S. Patent Office rejected all of the claims of our patent in its first, non-final office action. Our patent counsel met on December 6, 2005 with the panel of examiners who are assigned to the reexamination of our patent. We filed a further information disclosure statement on December 21, 2005 and a response to the office action on December 22, 2005. In the reexamination proceeding, we have made amendments to the current claims of our patent. Upon conclusion of its reexamination, the U.S. Patent Office could allow all of the current claims, as amended, under our issued patent; further limit the scope of some or all of the current claims, as amended; or reject some or all of the current claims, as amended.
     On November 12, 2004, iMDsoft filed an application with the U.S. Patent Office for the purpose of having the U.S. Patent Office declare an interference and requesting that our patent be revoked and a patent with identical claims be issued to iMDsoft. To our knowledge, as of the date of this prospectus, the U.S. Patent Office has taken no action with respect to the iMDsoft filing.
     Other than the foregoing, we are not currently a party to any material legal proceedings.
Page 60 — proposed Amendment No. 2

party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements also will set forth certain procedures that will apply in the event of a claim for indemnification thereunder.
     We maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.
Item 15. Recent Sales of Unregistered Securities
     Since January 1, 2003, we have issued the following securities that were not registered under the Securities Act:
Grants and Exercises of Stock Options
     Between January 1, 2003 and December 31, 2005, we granted stock options to purchase an aggregate of 2,565,736 shares of our common stock, with exercise prices ranging from $.10 to $2.82 per share, to employees, directors and consultants pursuant to our equity incentive plan. Between January 1, 2003 and December 31, 2005, we issued an aggregate of 1,459,916 shares of our common stock upon exercise of stock options granted pursuant to our equity incentive plan for aggregate consideration of $1,103,223. The granting of these stock options and the issuance of these shares of common stock were exempt from registration pursuant to Rule 701 under the Securities Act as transactions pursuant to a compensatory benefit plan. The shares of common stock issued upon exercise of these stock options are deemed restricted securities for the purposes of the Securities Act.
Issuance of Warrant; Exercise of Warrant
     In July 2003, we issued a warrant to Comerica Valley Bank to purchase up to 43,796 shares of our series C preferred stock at an exercise price of $1.37 per share in connection with a financing agreement. This issuance was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. The shares of preferred stock issuable upon exercise of the warrant will be deemed restricted securities for the purposes of the Securities Act.
     In October 2005, we issued 50,000 shares of our series B preferred stock for aggregate consideration of $68,500 upon the exercise of a warrant held by Sentara Healthcare, a large, not-for-profit healthcare provider. This issuance was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. These shares of preferred stock are deemed restricted securities for the purposes of the Securities Act.
Item 16. Exhibits and Financial Statement Schedules
(a) Exhibits.

Exhibit
Number	Description of Document
1.1*	Form of Underwriting Agreement

3.1**	Third Amended and Restated Certificate of Incorporation of the Company, as amended

3.2*	Form of Fourth Amended and Restated Certificate of Incorporation of the Company, to be effective upon the closing of the offering to which this Registration Statement relates

3.3**	Bylaws of the Company

3.4*	Form of Amended and Restated Bylaws of the Company, to be effective upon completion of the offering to which this Registration Statement relates

4.1*	Specimen Common Stock Certificate

4.2**	Amended and Restated Stockholders Rights Agreement, dated as of June 2, 2000, as amended among the registrant and certain holders of the registrant’s securities

5.1*	Opinion of DLA Piper Rudnick Gray Cary US LLP

10.1**	Visicu, Inc. Equity Incentive Plan

10.2**	Form of Incentive Stock Option Agreement under the Visicu, Inc. Equity Incentive Plan
Page 11-2 — proposed Amendment No. 2

[REDLINED COPIES OF CHANGED PAGES]
Page 11-2 — proposed Amendment No. 2

•	evaluate opportunities to expand our eICU Program model to monitor lower acuity beds, emergency departments and other special care units; and

•	pursue international sales of our eICU Program.
Risks Associated With Our Business
     Our business is subject to numerous risks, as more fully described in the “Risk Factors” section of this prospectus. We have incurred substantial operating losses since our inception, resulting in an accumulated deficit of approximately $34.6 million as of September 30, 2005. Widespread market acceptance of our eICU Program, from which we derive substantially all of our revenue, is critical to our future success and our ability to achieve profitability. We expect our operating expenses to increase substantially in the future, and we may never become profitable.
     The U.S. Patent & Trademark Office, or U.S. Patent Office, is currently reexamining our only issued U.S. patent pursuant to a request made by iMDsoft, Ltd. iMDsoft has also requested that the U.S. Patent Office declare an interference and that our patent be revoked and a patent with identical claims be issued to iMDsoft. In addition, Cerner Corporation has filed a lawsuit against us in which it seeks as one of its remedies a declaration that our patent is invalid and unenforceable. If our patent is lost or substantially narrowed as a result of these pending proceedings, or as a result of any future proceedings that might be initiated with respect to our patent, it would be easier for third parties to imitate, copy or reverse engineer the techniques and methods reflected in the claims of our patent.
     The market for healthcare information technology solutions and services is intensely competitive and rapidly evolving. Many of our competitors have significantly greater financial, technological and other resources and name recognition than we do. We may not be able to compete successfully.
Corporate Information
     We were incorporated in Delaware on March 19, 1998 as Integrated Critical Care Management, Inc. We changed our corporate name to ICUSA, Inc. on June 10, 1998 and to Visicu, Inc. on October 2, 2000. Our principal executive offices are located at 217 East Redwood Street, Suite 1900, Baltimore, Maryland 21202- 3315. Our telephone number is (410) 276-1960. Our website address is www.visicu.com. We have included our website address in this prospectus as an inactive textual reference only. The information on, or that can be accessed through, our website is not part of this prospectus. ~~Our trademarks include VISICU®, eICU®, eVantage®, SmartAlert®, eCareMobileTM, eCareManagerTM, eLertTM and our logo. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.~~ Unless the context requires otherwise, references in this prospectus to “Visicu,” “we,” “us” and “our” refer to Visicu, Inc.
Critical Care Medicine Study
     In January 2004, the journal Critical Care Medicine published a peer reviewed study that we conducted ~~and partially funded~~. This study examined the clinical and economic effects of our eICU Program during a six-month period following implementation with our first customer, Sentara Healthcare. Our eICU Program was implemented in a ten-bed general ICU that primarily cares for high-acuity patients and an eight-bed surgical ICU. In the study, our eICU Program supplemented existing on-site care, which did not change as a result of implementation of our eICU Program. The article, entitled “Effect of a Multiple-Site Intensive Care Unit Telemedicine Program on Clinical and Economic Outcomes: An Alternative Paradigm for Intensivist Staffing,” was co-authored by us, Sentara Healthcare and Cap Gemini Ernst and Young. The study was funded by us and Sentara Healthcare ~~also contributed to the funding of the study~~. In 2001, we engaged Cap Gemini Ernst and Young on a fixed-fee basis to study and report on the value of the eICU Program that we had implemented at Sentara Healthcare. In this prospectus, we refer to this study as our “Critical Care Medicine study.”
Page 3 — proposed Amendment No. ~~1~~2

USE OF PROCEEDS
     We estimate that our net proceeds from the sale of the shares in this offering will be approximately $        million, assuming an initial public offering price of $        per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $        million.
     We intend to use the net proceeds from this offering for general corporate purposes and to support the growth of our business. Although we have not yet identified and determined the specific initiatives, nor the specific amounts, for the use of the net proceeds, we expect to use portions of the net proceeds to increase our sales and marketing efforts, ~~including the hiring, training and deployment of additional sales representatives~~ to enhance our product offerings and to pursue additional research and development initiatives~~, including the hiring of additional project management and development personal.~~ We expect that our increased sales and marketing efforts will include hiring, training and deploying additional sales representatives and sales support personnel, pursuing international sales and expanding our marketing and advertising campaigns, including trade shows, to generate greater brand awareness. We expect that enhancements to our product offerings and additional research and development initiatives will include the continued evolution of our current suite of software products, the evaluation and possible expansion of our eICU Program model to monitor lower acuity beds, emergency departments and other special care units and modifying our solution for sale to international markets.
     We also may use a portion of the net proceeds from this offering to acquire or invest in complementary products, technologies or companies. We have no commitments, understandings or agreements with respect to any such acquisition or investment, and we are not currently involved in any negotiations with respect to any such transaction. Accordingly, our management will have broad discretion in applying the net proceeds from this offering.
     Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. government.
DIVIDEND POLICY
     On October 14, 2005, ~~we~~our board of directors declared a special cash dividend of approximately $7.8 million, or $.33 per share, to all holders of our outstanding shares of common and preferred stock. Our board of directors declared this special cash dividend in order to afford our existing stockholders a partial return on their investments. We paid the special cash dividend on October 27, 2005. Prior to this special cash dividend, we had never declared or paid any cash dividends on our common or preferred stock.
     We currently intend to retain any future earnings to support operations and to finance the growth and development of our business, and we do not anticipate paying any additional cash dividends on our common stock in the foreseeable future.
Page 23 — proposed Amendment No. ~~1~~2

     Reporting Solutions. We are extending the reporting capabilities inherent in the eCareManager Core Reports with two new products: eSearch™ and Quarterly Outcomes and Best Practices Reports. Both these new products are designed to provide our customers with better tools to measure and improve the eICU critical care transformation program. We are currently beta testing eSearch, a data analysis and reporting solution. eSearch, which runs on a separate server from the eCareManager system, extracts, transforms and loads patient information from the production database into a relational database optimized for cross-patient reporting and analysis. This is a tool to permit eICU leadership, health system administration, quality managers and clinical researchers to evaluate the effectiveness and efficiency of the critical care being delivered in their system. We expect to sell eSearch as a separate option to the eCareManager System. With the Quarterly Outcomes and Best Practices Reports, we expect to be able to aggregate patient data from each of the eICU Centers across the country into a central data warehouse. All patient data will be cleansed of any identity information and would therefore be HIPAA compliant. We expect to provide customers with quarterly reports showing their risk adjusted results benchmarked against other eICU Centers.
Intellectual Property
     We rely on a combination of trade secrets, copyrights, trademarks, patents and patent applications, licenses and employee and third-party nondisclosure agreements and other protective measures to protect our proprietary technology and our brand. We have filed patent applications and we intend to continue to file patent applications, when appropriate, as an important part of our intellectual property strategy.
     Our co-founders, Dr. Brian Rosenfeld and Dr. Michael Breslow, developed the underlying core technology for the eICU Program and its related functionality. We own, by assignment or by contractual terms, all of the core technology evidenced in our patent and pending patent applications.
     We have one issued U.S. patent, which expires in 2019. Our issued patent ~~is a process patent that~~ covers a system and method for the care of critically ill patients ~~in~~receiving hospital intensive care that combines a realtime, multi-node telemedicine network and an integrated, computerized patient care management system. Our eICU Program is an implementation of the system and method covered by our issued patent as well as our pending patent applications. The U.S. Patent Office is currently reexamining our issued patent pursuant to a request made by iMDsoft. In its first, non-final office action in connection with the reexamination proceeding, the U.S. Patent Office rejected all of the claims of our patent in November 2005. Our patent counsel met with the panel of examiners who are assigned to the reexamination of our patent in December 2005, and subsequently filed on our behalf a further information disclosure statement and a response to the office action. In the reexamination proceeding, we have made amendments to the current claims of our patent. Upon conclusion of its reexamination, the U.S. Patent Office could allow all of the current claims, as amended, under our issued patent; further limit the scope of some or all of the current claims, as amended; or reject some or all of the current claims, as amended. Our patent also is the subject of an application for interference filed by iMDsoft with the U.S. Patent Office and a lawsuit between us and Cerner Corporation. These proceedings are described in more detail under “ — Legal Proceedings.”
     We have filed ten additional patent applications that are now pending. These patent applications are continuation ~~or continuation~~-in-part applications of the original filing and relate to various individual technological aspects of the eICU Program disclosed in our issued patent. ~~Most of these applications are continuation-in-part applications of the original filing~~. Because these pending patent applications are based on the technological aspects of the eICU Program originally disclosed in our issued patent but have claims different from the claims of our issued patent, the issuance of patents based on these patent applications is not dependent on the outcome of the current reexamination of our issued patent. If any patents are issued from these continuation ~~or communication~~-in-part applications, we expect that some of the resulting patents would also expire as early as 2019.
     We have issued foreign patents in Singapore, Canada, and Australia. These foreign patents also expire in 2019. A European application is currently pending and, if allowed, may be registered in all of the countries in the European Union at our election. We do not expect that our foreign patents and patent applications will be affected by the outcome of the reexamination of our issued patent by the U.S. Patent Office.
Page 53 — proposed Amendment No. ~~1~~2

     We developed and own a majority of the software that is used in our product and service offerings. The other software used in our product and service offerings, as well as the hardware that is required to implement our eICU Program, are commercially available products. We have all of the software licenses from third parties that we believe are necessary to implement our current program. As we develop new products and new versions of products, it may be necessary to renegotiate with these third parties to ensure that our licenses are complete and valid. In such a case, our existing third-party licensors may not be willing to make the needed licenses available on terms acceptable to us, but we believe in most cases there are alternative vendors from whom we could obtain any necessary software licenses.
     Our trademarks include VISICU®, eICU®, eVantage®, SmartAlerts®, eCareMobileTM, eCareManagerTM, eLertTM and our logo. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.
Competition
     We face a highly competitive environment in the healthcare information technology market and more generally among the many healthcare improvement initiatives that compete for hospitals’ limited management and capital resources. The market for healthcare information technology solutions and services is intensely competitive and rapidly evolving. In particular, the healthcare information technology systems market is characterized by frequent new software solution introductions and software solution enhancements and evolving industry standards and requirements. Although the market for software products and processes that provide an advanced remote monitoring technology for hospital ICU beds is relatively new and still developing, we face increasing competition from other companies in the healthcare information technology market. Our actual and potential competitors include companies that provide critical care clinical information software systems. These companies may seek to expand their product offerings to include remote monitoring and processes similar to those included within our eICU Program. These companies include Picis and iMDsoft, which provide ICU patient management and software information systems, as well as Philips Medical Systems and General Electric Healthcare, which provide patient monitoring systems. Other actual and potential competitors include companies that sell enterprise clinical and hospital information systems. These companies may seek to expand or enhance their product offerings in the future to include an ICU application module offering a process similar to our eICU Program. These companies include Cerner Corporation, Eclipsys Corp., Epic Systems Corp., IDX Systems Corp., McKesson Corp., Medical Information Technology, Inc. and Siemens Medical Solutions Health Services Corporation. We expect that other major software information systems companies, large information technology consulting service providers and system integrators, telemedicine and Internet-based companies and others specializing in the healthcare industry may develop products or services that compete with our eICU Program.
     It may be difficult for us to compete in the future based on pricing. Under most of our existing customer agreements, if we offer a lower price on license fees to new customers making comparable purchases from us we must offer that same lower price to those existing customers. In some cases, we could be required to refund to those existing customers a portion of the license fees already paid to us. This pricing term limits our ability to negotiate discounted license rates to new customers without triggering an obligation to provide the same discount to many of our existing customers who previously entered into agreements for comparable purchases.
     Many of our actual and potential competitors have significantly greater financial, technological and other resources and name recognition than we do and more established distribution networks and relationships with healthcare providers. Because of their greater resources, many of these companies can respond more quickly to new or emerging technologies and standards and changes in customer requirements. These companies may be able to invest more resources in research and development, strategic acquisitions, sales and marketing, patent prosecution and litigation and finance capital equipment acquisitions for their customers. Our actual and potential competitors may develop new products, services or technologies that could render our products or technologies obsolete or noncompetitive.
     Our ability to compete successfully will depend on a number of factors both within and outside our control, including:
•	ease of integration of our technology with existing clinical programs, infrastructure and services;

•	speed of implementation;
Page 54 — proposed Amendment No. ~~1~~2

Properties
     Our principal offices occupy approximately 17,430 square feet of leased office space in Baltimore, Maryland. The lease expires in August 2010. We believe our current facilities are adequate for our current needs and that suitable additional space will be available as and when needed.
Legal Proceedings
     On November 12, 2004, Cerner Corporation, a supplier of healthcare information technology, including a solution related to the delivery of care to patients in ICUs, filed a lawsuit against us in the United States District Court for the Western District of Missouri. In this matter, Cerner requests a declaration that, among other things: (1) our issued U.S. patent is invalid and unenforceable; (2) Cerner has not infringed our patent; and (3) certain actions that we have taken have threatened Cerner and its customers with infringement of our patent and constituted unfair competition and tortious interference with Cerner’s customer contracts and expected business. Cerner has asked the court for an award of damages in an unspecified amount and an injunction preventing us from threatening or initiating infringement litigation under our patent against Cerner, its customers or potential customers and from misrepresenting the scope and substance of our patent to Cerner’s customer or potential customers. Cerner has also alleged that we have engaged in patent misuse by making statements, assertions and representations that are false and misleading and misrepresent the scope and substance of our patent and as a result our patent is unenforceable.
     On October 23, 2005, we filed an answer, affirmative defenses and counterclaims with respect to Cerner’s complaint. In our answer we deny and provide affirmative defenses for the claims made by Cerner. In addition, we have asserted counterclaims alleging that Cerner has, among other things: (1) infringed, induced others to infringe, or contributed to the infringement of our patent; (2) misappropriated our trade secrets; (3) breached its contractual obligations to us in non-disclosure agreements; (4) engaged in unfair competition; and (5) tortiously interfered with our customer contracts and expected business. We have asked the court for an award of damages in an unspecified amount and an injunction preventing Cerner from infringing the our patent, using or disclosing our trade secrets, making false or misleading statements regarding the company or tortiously interfering with our customer contracts or expected business. We have also asked the court for an order instructing Cerner to publicly retract all false and misleading statements about our products. On November 28, 2005, Cerner filed an answer to our counterclaim in which Cerner denies and provides affirmative defenses for the claims made by us.
     On December 6, 2005, the court stayed the litigation until the completion of the reexamination of our U.S. patent by the U.S. Patent Office and any appeals.
     On January 19, 2005, iMDsoft, Ltd, a software company that develops and implements clinical information systems in the intensive care environment, including a remote ICU monitoring system, filed a request with the U.S. Patent Office, requesting a reexamination of all of the twenty-six claims previously allowed under our issued U.S. ~~patent. iMDsoft noted in~~patent. In its reexamination request, ~~references~~, iMDsoft noted two patents that were not ~~previously~~ reviewed by the examiner during the prosecution of our patent and that iMDsoft contends affect the patentability of the claims of our issued U.S. patent. On April 7, 2005, the U.S. Patent Office determined that the ~~requirments for a patent~~two patents referenced by iMDsoft in its reexamination ~~had been met and~~request raised substantial new questions of patentability ~~affecting our patent had arisen~~with regard to the claims of our patent, and consequently that the requirements for a patent reexamination had been met. The U.S. Patent Office is currently reexamining all claims of our patent. On November 9, 2005, the U.S. Patent Office rejected all of the claims of our patent in its first, non-final office action. Our patent counsel met on December 6, 2005 with the panel of examiners who are assigned to the reexamination of our patent. We filed a further information disclosure statement on December 21, 2005 and a response to the office action on December 22, 2005. In the reexamination proceeding, we have made amendments to the current claims of our patent. Upon conclusion of its reexamination, the U.S. Patent Office could allow all of the current claims, as amended, under our issued patent; further limit the scope of some or all of the current claims, as amended; or reject some or all of the current claims, as amended.
     On November 12, 2004, iMDsoft filed an application with the U.S. Patent Office for the purpose of having the U.S. Patent Office declare an interference and requesting that our patent be revoked and a patent with identical claims be issued to iMDsoft. To our knowledge, as of the date of this prospectus, the U.S. Patent Office has taken no action with respect to the iMDsoft filing.
     Other than the foregoing, we are not currently a party to any material legal proceedings.
Page 60 — proposed Amendment No. ~~1~~2

party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements also will set forth certain procedures that will apply in the event of a claim for indemnification thereunder.
     We maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.
Item 15. Recent Sales of Unregistered Securities
     Since ~~September 30,~~ January 1, 2003, we have issued the following securities that were not registered under the Securities Act:
Grants and Exercises of Stock Options~~; Awards of Restricted Stock~~
     Between ~~September 30, 2002,~~January 1, 2003 and ~~September 30,~~ December 31, 2005, we granted stock options to purchase an aggregate of ~~2,406.886~~2,565,736 shares of our common stock, with exercise prices ranging from $.10 to $~~1.80~~2.82 per share, to employees, directors and consultants pursuant to our ~~stock option plans. Since September 30, 2002, we issued and sold~~equity incentive plan. Between January 1, 2003 and December 31, 2005, we issued an aggregate of ~~1,310.987~~1,459,916 shares of our common stock upon exercise of stock options granted pursuant to our ~~stock plan~~equity incentive plan for ~~an~~ aggregate consideration of $~~1,222,464.95. The issuance of common stock upon exercise of the~~1,103,223. The granting of these stock options and the issuance of these shares of common ~~stock in connection with awards of restricted~~ stock were exempt ~~either~~from registration pursuant to Rule ~~701, as a transaction~~701 under the Securities Act as transactions pursuant to a compensatory benefit plan. ~~or pursuant to Section 4(2), as a transaction by an issuer not involving a public offering.~~ The shares of common stock issued upon exercise of these stock options ~~and in connection with awards of restricted stock~~ are deemed restricted securities for the purposes of the Securities Act.
Issuance of Warrant; Exercise of Warrant
     In July 2003, we issued a warrant to Comerica Valley Bank to purchase up to 43,796 shares of our series C preferred stock at an exercise price of $1.37 per share in connection with a financing agreement. This issuance was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. The ~~common~~shares of preferred stock ~~issued~~issuable upon exercise of the warrant will be deemed restricted securities for the purposes of the Securities Act.
     In October 2005, we issued 50,000 shares of our series B preferred stock for aggregate consideration of $68,500 upon the exercise of a warrant held by Sentara Healthcare, a large, not-for-profit healthcare provider. This issuance was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. These shares of preferred stock are deemed restricted securities for the purposes of the Securities Act.
Item 16. Exhibits and Financial Statement Schedules
     (a) Exhibits.

Exhibit
Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1**	Third Amended and Restated Certificate of Incorporation of the Company, as amended

3.2*	Form of Fourth Amended and Restated Certificate of Incorporation of the Company, to be effective upon the closing of the offering to which this Registration Statement relates

3.3**	Bylaws of the Company

3.4*	Form of Amended and Restated Bylaws of the Company, to be effective upon completion of the offering to which this Registration Statement relates

4.1*	Specimen Common Stock Certificate
Page 11-2 — proposed Amendment No. ~~1~~2

4.2**	Amended and Restated Stockholders Rights Agreement, dated as of June 2, 2000, as amended among the registrant and certain holders of the registrant’s securities

5.1*	Opinion of DLA Piper Rudnick Gray Cary US LLP

10.1**	Visicu, Inc. Equity Incentive Plan

10.2**	Form of Incentive Stock Option Agreement under the Visicu, Inc. Equity Incentive Plan
Page 11-2 — proposed Amendment No. ~~1~~2